KWEST INVESTMENT INTERNATIONAL LTD.

Suite 204, 15615 102 Avenue,
Edmonton, Alberta, T5P 4X7

December 13, 2011

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Tom Kluck
Legal Branch Chief

Dear Sirs:

Re:	Kwest Investment International Ltd. ("the Company")
Amendment No. 1 to Registration Statement on Form S-1
Filed November 3, 2011
File No. 333-176350

We are the solicitors for the Company. We refer to your letter of November 22, 2011 addressed to the Company with your comments on the Company's Form S-1 Registration Statement. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

General

1.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions and include Risk Factor disclosures to highlight such issues.

	a.	How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: The Company maintains its books and records according to Canadian GAAP. Based on these books and records, a pre-adjusted trial balance is produced on a working paper spreadsheet. The trial balance is then converted to US GAAP using individual double-entry format journal entries that provides for the production of self-balancing US GAAP information. The US GAAP financial statement is produced based on the adjusted trial balance and reviewed by the company’s PCAOB auditor.

b.	What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  what role he or she takes in preparing your financial statements;
  what relevant education and ongoing training he or she has had relating to U.S GAAP;
  the nature of his or her contractual or other relationship to you;
  whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

  the name and address of the accounting firm or organization;
  the qualifications of their employees who perform the services for your company;
  how and why they are qualified to prepare your financial statements;
  how many hours they spent last year performing their services for you; and
  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

  why you believe they are qualified to prepare your financial statements;
  how many hours they spent last year performing these services for you; and
  the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

Response: The company retains an external contract-based individual as the preparer for its US GAAP financial statements. The preparer is presently undergoing advance stages of study in acquiring the Certified General Accountant designation, which is one of Canada’s three professional accounting designations. The preparer’s US GAAP knowledge is based on self-study and reference to the FASB Accounting Standard Codification. The preparer has six years of experience preparing financial statements for junior public entities in Canada and four years of experience preparing financial statements for junior public entities in the US. During the fiscal year ended April 30, 2011, the preparer has spent approximately 120 hours for the preparation of the company’s financial statements and the company has paid $10,800 Canadian Dollars to the preparer in connection to these services.

c.	Considering that you currently do not have a separately created audit committee, please describe the extent of the Board of Directors; knowledge of U.S. GAAP.

Response: The Board of Directors retains and depends on external accountants in providing knowledge on US GAAP.

Our Business, page 5

2.

We note your disclosure that you specialize in land banking, real estate syndication and management. We further note that you have derived all revenues from related parties and owe significant amounts to related parties. Please revise the “Our Business” section on page 5 to describe how you generate revenue. In addition, please disclose that you have derived all revenues to date from related parties and owe significant amounts to related parties, including clarifying that you acquired the land from a related party and sold such land to a related party. Please also revise to include appropriate risk factor disclosure.

Response: We have added the following disclosure to the “Our Business” disclosure in the amended S-1 filed concurrently with this response:

We generate revenue through management fees derived from managing syndicated land as well as the sale of subdivided land parcels. During the year ended April 30, 2011, we generated $204,084 in total revenue. We derived all revenues to date from related parties and owe significant amounts to related parties. We bought the Sturgeon County Property from a company which has management in common with our company. We consequently sold the Sturgeon County Property to another company with shared management.

We have also added the following risk factor:

We have only generated revenue from related parties. If we are unable to generate revenue from non related parties, we will not be able to achieve long term profitability.

We generate revenue through management fees derived from managing syndicated land as well as the sale of subdivided land parcels. During the year ended April 30, 2011, we generated $204,084 in total revenue. We derived all revenues to date from related parties and owe significant amounts to related parties. We bought the Sturgeon County Property from a company which has management in common with our company. We consequently sold the Sturgeon County Property to another company with shared management. We have not generated any other revenue and no revenue from non related parties. If we are unable to generate revenue from non related parties, we will not be able to achieve long term profitability.

Financial Summary Information., page 7

3.

We note your response to prior comment 3. The amount of Net income (loss) does not agree to the same line item per your statement of operations, as the amount reported for three months ended July 31, 2011 includes the impact of dividends to noncontrolling interests. Please ensure that all amounts throughout your prospectus agree to the financial statements provided.

Response: We have revised the disclosure in the amended S-1 filed concurrently with this response.

Consolidated Financial Statements

Consolidated Statement of Operations, page F-3

4.	We note your response to prior comment 16. Please tell us, under what applicable US GAAP, have you relied upon to include Recognized gain on property sale to related party as a component of Revenue.

Response: We refer you to our previous response. In addition, we refer you FASB ASC topic 100-10-05-03, Generally Accepted Accounting Principles, US: GAAP Hierarchy. That guidance states that the FASB ASC is "the source of authoritative generally accepted accounting principles to be applied pubic...entities. If guidance for a transaction or event is not specified within a source of authoritative GAAP for that entity an entity shall: ...consider nonauthoritative guidance from other sources. ....The appropriateness of other sources of accounting guidance depends upon its relevance to particular circumstances, the specificity of the guidance, the general recognition of the issuer or author as an authority and the extent of its use in practice.

In our response to a number of questions raised in your previous letter, we referred to specific guidance by CCH - Accounting Research Manager. It is described as follows: "the most timely and comprehensive online database of expert-written analytical accounting, auditing, governmental, internal controls and SEC information as well as primary source data. It provides links to FASB, AICPA, SEC, EITF, IASB, PCAOB, IIA, COSO, GASB, GAO, and OMB authoritative and proposal-stage literature, plus insightful guidance from financial reporting experts." Accordingly, we believe it to be an excellent source of nonauthoritative guidance.

Furthermore, we found no guidance in authoritative GAAP that specifically dealt with the issues involved in this question and, accordingly, feel that the CCH's Accounting Research Manager is the best source for guidance with respect to this question and question 6 (c).

We refer you to Interpretation and Examples\27. Transaction with Related Parties. Accounting for Sales, Purchases and Transfer between Related Parties, Interpretations 1-1 through 1-5. "This document represents an interpretation of what the general precept of US GAAP call for with respect to the accounting for sales, purchases and transfer of assets between related parties.

With respect to question 4 - including recognized gain on property sale to related party we relied upon: Basic Principles - Related Parties under Common Control. "In certain circumstances, gains may be deferred and, if cash is received, recognized in income when the assets transferred are sold to unrelated parties...."

We would welcome any reference to authoritative GAAP guidance which offers specific comments to the issue of accounting for sales, purchases, and transfers of assets between related parties.

Consolidated Statements of Cash Flows, page F-5

5.

Please tell us how your presentation of Cash flows from operating activities, using Income (loss) available to equity holders and not Net income (loss) as the starting point for the indirect method presentation, complies with ASC 230-10-45-28.

Response: The starting point for the indirect method presentation of the cash flow statement should be the Net income (loss) instead of Income (loss) available to equity holders. We have revised this disclosure in the amended S-1 filed concurrently with this response.

Note 4 – Related Party Transactions and Balances, page F-10

6.	We note your response to prior comment 18. Please address the following:

a.

Please tell us and disclose within your prospectus the business purpose for using your company as an intermediary between the sale of properties by Kimura Lake Estate Inc. and the ultimate proceeds being paid to 829436 BC Ltd. As the original property owner;

Response: We have added the following disclosure to the amended S-1 filed concurrently with this response:

We used KWest Alberta, our subsidiary, as an intermediary in the purchase and subsequent sale of the as the Sturgeon County land because it was established before Kimura Lake Estate Inc., and was established for the purpose of purchasing and syndicating land. Even though the two companies do have directors in common, they have different business purposes and different shareholders who expect the companies to engage in differing activities.

	b.	Please tell us the proper reference to US GAAP that supports the use of historical cost basis for recording the carrying amount of such land assets, including your consideration of SAB Topic 5J; and

Response: We have relied upon the guidance in FASB ASC Topic 805- 50-30-5 Business Combinations. When accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially measure the recognized assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. We have reviewed your reference to SAB Topic 5J but do not find it applicable in this instance as that topic deals with share acquisition and push down accounting.

c.

Please also tell us the proper reference to US GAAP that supports the recognition of the sales proceeds due to 829436 BC Ltd. as a long-term liability of Due to related parties and the sales proceeds due from Kimura Lake Estate Inc. as an asset recorded as Due from related parties

Response: Please refer to our answer to Question 4, above with respect to specific GAAP reference. We suggest that the nonauthoritative guidance referenced above is the "proper" reference and that the purchase should be recognized at the amounts recorded and the sale should be recognized at the amounts recorded. That being the case, the terms of the sale determine the classification of the asset and liability.

This liability of the Company arose as a result of a sales agreement with a related party. It is to be repaid when the asset purchased (land) is ultimately paid for by another related party. It is not repayable on demand, hence the liability is correctly classified as long term, due to related party.

The asset arose as a result of a sales agreement with a related party. It is not receivable until it has been sold to a third party. It is also not due on demand. Hence, it is correctly recorded as due from related party.

Note 5 – Capital Stock, page F-11

7.

We note your response to prior comment 19. You continue to refer to KWest Investments & Development Inc., also referred to as KWest Alberta, as a wholly-owned subsidiary. We note that your response indicated that such previously wholly-owned subsidiary issued preferred shares and “KWest should not longer be referred to as 100% wholly-owned.” Please revise as necessary.

Response: KWest Alberta is still a 100% owned subsidiary as all the participating shares are owned by KWest Nevada. The preferred shares do not share in the profit and loss and are not equity owners.

Certain Relationships and Related Transactions, page 46

8.

We note your response to comment 10 of our comment letter dated September 12, 2011 and the revised disclosure on page 46. Please revise to combine the two point bullets on page 46 or otherwise clarify that there is one series of transactions in which your subsidiary purchased the land from a related party, 0829436 BC Ltd., and sold it to another related party, Kimura Lake Estate, Inc., and explain in more detail how such parties are related, including whether one or more of your directors control 0829436 BC and Kimura Lake Estate.

Response: We have amended our disclosure to clarify the relationships and transaction in the amended S-1 filed concurrently with this response.

9.	We note your response to comment 12 of our comment letter dated September 12, 2011. Please describe how the purchase price and the sale price were determined.

Response: The purchase price was decided upon by 829436 BC Ltd. We agreed to pay the proposed purchase price. The price was decided as follows:

  Market Price = $11,000 per acre, 75.2 acres times $11,000 = $827,200;
  To this, interest of $172,800 was added as applicable investment interest that was given up in order to take the payment in instalments.
  The sale price was determined by us in a similar manner. We considered our cost of $1,000,000 plus applicable investment interest that we were giving up in order to take the payment in instalments, as well as some profit.

Director Independence, page 48

10.

In light of the related party transactions as well as the disclosure that Eric Lo is one of your promoters, please tell us the basis for your determination that Eric Lo would qualify as an independent director or revise your disclosure.

Response: We have revised the disclosure in the amended S-1 filed concurrently with this response to state that we do not have any independent directors.

Exhibit 3.3

11.

We note your response to our comment 20 of our comment letter dated September 12, 2011. However, the executed version of the bylaws does not appear to be filed on Edgar. Please file the executed version of the bylaws.

Response: We have included a signed copy of our bylaws with the amended S-1 filed concurrently with this response.

Yours truly,

KWEST INVESTMENT INTERNATIONAL LTD.

Per: /s/ Stolfin Wong
Stolfin Wong,
President, CEO